

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 19, 2009

By U.S. mail and facsimile to (330) 869-4410

Mr. Michael E. Hicks, Senior Vice President and Chief Financial Officer
OMNOVA Solutions Inc.
175 Ghent Road
Fairlawn, OH 44333

     **RE: OMNOVA Solutions Inc.
            Form 10-K for the fiscal year ended November 30, 2008
            File No. 1-15147**

Dear Mr. Hicks:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                 Sincerely,

                 Terence O'Brien
                 Branch Chief